Amended and Restated Appendix A to the Operating Expense Agreement

Fund (and Class, as applicable)	Annual Operating Expense Limit	Effective Date
Vivaldi Merger Arbitrage Fund – Class A	1.85%	02/01/2016
Vivaldi Merger Arbitrage Fund – Class I	1.55%	10/01/2015

Agreed and accepted this 1st day of February, 2016.

INVESTMENT MANAGERS SERIES TRUST II

By:	/s/ Rita Dam
Print Name:	Rita Dam
Title:	Treasurer

VIVALDI ASSET MANAGEMENT, LLC

By:	/s/ Chad Eisenberg
Print Name:	Chad Eisenberg
Title:	COO